FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

                Santiago, July 13, 2018

Ger. Gen. No. 24 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, currently the Financial Market Commission, duly authorized, I hereby inform you of the following Significant Event issued by Enel Americas S.A. (the “Company”), in relation with the voluntary Public Tender Offer (the “Tender Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo (“Eletropaulo”), launched and successfully completed by Enel Investimentos Sudeste S.A. (“Enel Sudeste”), a wholly-owned investment vehicle of Enel Brasil S.A., a subsidiary of Enel Américas, already reported in the significant events dated April 17, 19, 23, 25 and 26, May 30 and June 4 and 26 2018:

The 30-day period established for Eletropaulo’s shareholders to sell the remaining shares issued by said company to Enel Sudeste concluded on July 4, 2018,  after an auction dated June 4, 2018, at the same price as the one offered in said auction as part of the Public Tender Offer, i.e, 45.22 Brazilian Reals per share, pursuant to Brazilian regulation.

Consequently, once the above-mentioned period was finalized, Enel Sudeste has increased its shareholding in Eletropaulo from 122,799,289 shares issued by the above-mentioned company, all of the same class and corresponding to 73.4% of the share capital of said company, to 156,158,581 shares issued by Eletropaulo,  corresponding to 93.3% of  its share capital.

Therefore, the total investment of Enel Sudeste at the end of the acquisition period aforementioned, as a consequence of the Tender Offer, reached a total of 7,069 million Brazilian Reals, equivalent to approximately US$ 1,829 million at the current exchange rate.

According to the above, Enel Sudeste will subscribe a new capital increase of Eletropaulo for the minimum amount of 1,500 million Brazilian Reals, equivalent to approximately US$ 388 million at the current exchange rate, of which 900 million Brazilian Reals, equivalent to approximately US$ 233 million at the current exchange rate, were already deposited in Eletropaulo’s cash corporate account with a charge to the above-indicated capital increase.

Very truly yours,

Paolo Pallotti

Chief Financial Officer

Enel Américas S.A.

cc.:

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 17, 2018